Filed by Citigroup Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933

                 Subject Company: Grupo Financiero Banamex Accival, S.A. de C.V.
                                                   Commission File No. 082-03325

                                                             Date: July 16, 2001


In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it contains important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Georgeson Shareholder, our information agent, by directing a request to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers call collect: (212) 440-9800, all others call toll free: (800) 223-2064.

Certain of the statements contained herein that are not historical facts are forward-looking statements. Citigroup's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "target," "may increase," "may fluctuate," "may result in," "are projected," and similar expressions. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: general economic conditions, including the performance of financial markets and interest rates; Citigroup's ability to increase revenues and market share during a difficult market; and the risks and uncertainties described in the registration statement on Form S-4 filed by Citigroup with the SEC in connection with the proposed transaction.

[The following is a press release issued today by Citigroup concerning its second quarter financial results.]

                                                                [Citigroup logo]

FOR IMMEDIATE RELEASE


      CITIGROUP SECOND QUARTER CORE INCOME INCREASES 13% TO $3.79 BILLION
               FROM $3.34 BILLION IN THE SECOND QUARTER OF 2000

                     REVENUE GROWTH OF 8% TO $20.3 BILLION
         CORE EPS GROWTH OF 14% TO $0.74 PER SHARE, DILUTED, FROM $0.65

New York, NY, July 16, 2001 -- Citigroup Inc. (NYSE:C) today reported core income for the second quarter ended June 30, 2001, of $3.79 billion, or $0.74 per share, diluted, a 14% increase from the second quarter of 2000. Net income for the second quarter of $3.54 billion, or $0.69 per share, included a $116 million after tax charge related to the implementation of a new accounting rule (EITF 99-20) providing guidance on the valuation of certain asset-backed securities, as well as a $133 million after tax charge for severance and other costs in connection with staffing reductions in each major business segment.

"The strength and diversity of our global franchises produced results that once again proved Citigroup's ability to increase revenue and earnings, even in light of the difficult market conditions," said Sanford I. Weill, Chairman and Chief Executive Officer of Citigroup. "Revenues grew 8%, led by 12% growth in the Global Consumer segment. Given the recent economic trends, we are particularly pleased with 14% growth in our Core EPS."

"Our ability to deliver consistent earnings growth was further shown by strong performances in a number of our businesses, including a 40% increase in CitiFinancial, a 17% increase in North America Cards, an 18% increase in the Private Bank, and 28% growth in our Emerging Markets businesses. Despite a difficult environment, our Corporate Finance business delivered 12% earnings growth as it continued to increase its underwriting market share. We also benefited from disciplined expense management, resulting in overall expense growth of 1% versus last year. We exceeded our return targets, with a return on common equity of 22.4% in the quarter. We also continue to pursue new areas of growth as shown by our pending acquisitions of EAB and Banacci."

Highlights of the quarter included:

o    Strengthening global strategic franchises:

     - Global Consumer Finance income grew 38%, driven by 13% receivables growth, reflecting strong organic growth in North America and Japan, as well as significant expense reductions from the consolidation of the Associates branches.

     - Emerging Markets income increased 28%, driven primarily by strong trading-related revenues, tight cost control and stable credit. Citigroup continued to build its franchises, announcing its partnership with Grupo Financiero Banamex-Accival ("Banacci"), the leading financial institution in Mexico, and launching its tender offer for the shares of Banacci in July. Citigroup was also named Best Emerging Markets Bank by Global Finance Magazine.

     - Global Cards income grew 11%, primarily reflecting 11% receivables growth and strong expense control. Cards income in Asia and Latin America declined partly due to weakening currencies. The business further enhanced its market leadership position with share gains in Taiwan, Mexico and Korea, as well as the Peoples Bank portfolio acquisition in the United Kingdom.

     - Citigroup's Corporate and Investment Bank continued to build its fixed income and equity underwriting market share, ranking #1 in U.S. investment grade debt with a 23% market share, #2 in High Yield debt with a 14% share, #5 in U.S. equities with a 14% share, #1 in Japanese equities with a 58% share, and #2 in European debt with a 7% market share. Citigroup participated in a number of significant transactions during the quarter, including lead roles in the $8.7 billion Kraft IPO, the second largest IPO ever in the U.S., and the $11.9 billion WorldCom debt offering. In addition, Euromoney magazine named Citigroup "Best Bank" and "Best in Foreign Exchange."

o Total expenses of $9.4 billion increased 1% from the second quarter of 2000. Compared to the first quarter of 2001, total expenses decreased $1.0 billion, or 10%, with each major business segment reporting decreases.

o Compared to the first quarter of 2001, overall credit loss rates increased modestly. Losses in consumer loans increased 25 basis points, as flat performance in CitiFinancial and the international portfolios was offset by an increase of 67 basis points in North America Cards, driven by deterioration in the general credit environment and increased bankruptcies. Ninety-day delinquency rates in North America Cards improved modestly. Credit loss rates in the Global Corporate segment remained flat, while Cash Basis Loans increased 9%.

o Cross-marketing continued to deliver improving results. The share of sales of our own investment products through Citigroup distribution channels reached a record 60% for the six months to June 30, 2001, up from 44% during the same period last year, maintaining consistent year-on-year sales in a declining general market environment. For the first six months of 2001, sales of investment banking products to Global Relationship Banking clients increased 21% to approximately $1.3 billion and Global Relationship clients represented 35% of new national accounts sales in Commercial Lines.

o Quarter-end total equity, including trust preferred securities, increased to $75.0 billion.

GLOBAL CONSUMER
Core income of $1.89 billion, up 19%.  Highlights included:

     o Global Consumer revenue increased 12% to $10.7 billion, while expense growth was held to 2%.

     o CitiFinancial income rose 40% on substantial cost savings from the Associates integration, as well as 13% receivables growth and a lower cost of funds. Cost savings from the integration of Associates are running well ahead of targets. CitiFinancial continues to focus on raising standards in the industry and recently announced that it would stop selling single premium credit insurance. In addition, after instituting a stringent new broker code of conduct, it severed relationships with more than 1,000 mortgage brokers.

     o North America Cards income rose 17%, driven by 13% growth in receivables and a 95 basis point increase in the net interest margin, more than offsetting a 119 basis point deterioration in the net credit loss ratio to 5.51%.

     o Japan income rose 32% led by double-digit growth in consumer finance receivables.

     o Emerging Markets Consumer income increased 10% as a result of growth in new markets, in addition to improved credit and expense controls.

     o Travelers Life and Annuity income increased 14% as a result of strong group annuity volumes and higher net investment income. Despite a declining market, individual annuity sales were up 5% from last year, resulting in increased market share.

GLOBAL CORPORATE
Core income of $1.67 billion, up 10%.  Highlights included:

     o Global Corporate revenues of $8.6 billion increased 4%, while expenses decreased 2%. Expenses were down $886 million or 16% from the first quarter of 2001.

     o Income from Emerging Markets Corporate and Global Transaction Services increased 35% to a record $467 million, driven by strong trading-related revenues, continued expense control and lower credit costs.

     o The Corporate & Investment Bank posted 2% earnings growth over the second quarter of 2000 on the strength of its product and geographic diversity, as well as continued expense controls and lower incentive compensation and benefits expense. Earnings increased 12%, excluding an $86 million decrease in income from Citigroup's 20.7% investment in Nikko Securities reflecting Japan's continued weak retail brokerage environment.

     o Income in the Corporate Finance unit increased 28% before the Nikko investment, driven by stronger investment banking revenues. Citigroup ranked #1 in disclosed fees from global debt and equity underwriting in the quarter. |X| Private Client income declined 19% from the second quarter of 2000, primarily due to lower transactional volumes. Income increased 7% over the first quarter and profit margins increased to 22%, due to expense reductions of $59 million, which more than offset lower revenues and gross production per Financial Consultant. Assets under fee-based management increased 6% to $206 billion, reflecting a continued emphasis on fee-based services. Franchise growth continued with the number of FC's increasing by 863 year-over-year to 12,549.

GLOBAL INVESTMENT MANAGEMENT AND PRIVATE BANKING
Core income of $180 million, up 6%. Highlights included:

     o Revenues increased 6% despite a difficult market environment and lower market values. Tight expense controls led to a $23 million reduction in expenses from the first quarter of 2001.

     o Private Bank income rose 18%, with increased customer activity across most products generating revenue growth of 11%, while expense growth was held to 7%.

     o Assets under Management grew 5%, as strong net flows of $16 billion year-to-date more than offset lower market values.

     o Asset Management market share increased in nearly all proprietary channels, with market shares of 58% in the Smith Barney retail channel, 66% at Primerica Financial Services and 77% in the Citibank North America channel.

INVESTMENT ACTIVITIES AND CORPORATE/OTHER

Income from Investment Activities was $227 million, down 12% from the second quarter of 2000; income consisted of net realized gains in the insurance and venture capital portfolios as well as an increase in the value of the mark-to-market venture capital portfolio. Expenses in Corporate/Other decreased by $8 million or 4% versus the second quarter of 2000, due primarily to expense reduction initiatives and lower funding costs.

Citigroup (NYSE: C), the preeminent global financial services company, provides some 120 million consumers, corporations, governments and institutions in over 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. Major brand names under Citigroup's trademark red umbrella are Citibank, CitiFinancial, Primerica, Salomon Smith Barney, and Travelers. Additional information may be found at www.citigroup.com.

A financial summary follows. Additional financial, statistical and business-related information, as well as business and segment trends, is included in a Financial Supplement. Both the earnings release and the Financial Supplement are available on Citigroup's web site (http://www.citigroup.com). This document can also be obtained by calling 1-800-853-1754 within the United States or 732-935-2771 outside the United States.


                                                                                              [Citigroup logo]

--------------------------------------------------------------------------------------------------------------
Citigroup Segment Income                          Second Quarter                     Six Months
                                                ------------------      %        ------------------       %
(In Millions of Dollars)                         2001        2000     Change       2001       2000     Change
--------------------------------------------------------------------------------------------------------------
Global Consumer
    Citibanking North America ...............   $   157    $   134         17    $   314    $   265         18
    Mortgage Banking ........................        88         71         24        165        137         20
    North America Cards .....................       455        388         17        922        768         20
    CitiFinancial ...........................       286        205         40        498        384         30
                                                ------------------               ------------------
Banking / Lending ...........................       986        798         24      1,899      1,554         22
                                                ------------------               ------------------
    Travelers Life and Annuity ..............       231        202         14        441        389         13
    Primerica Financial Services ............       128        125          2        253        244          4
    Personal Lines ..........................        39         82        (52)       126        156        (19)
                                                ------------------               ------------------
Insurance ...................................       398        409         (3)       820        789          4
                                                ------------------               ------------------
    Western Europe ..........................       106         91         16        216        187         16
    Japan ...................................       229        173         32        427        323         32
    Emerging Markets Consumer Banking .......       213        193         10        408        413         (1)
                                                ------------------               ------------------
Total International .........................       548        457         20      1,051        923         14
                                                ------------------               ------------------
e-Consumer ..................................       (32)       (46)        30        (67)      (114)        41
Other Consumer ..............................        (9)       (33)        73         (5)       (71)        93
                                                ------------------               ------------------
Total Global Consumer .......................     1,891      1,585         19      3,698      3,081         20
                                                ------------------               ------------------

Global Corporate
    Corporate Finance .......................       717        643         12      1,519      1,505          1
    Private Client ..........................       205        253        (19)       396        612        (35)
    CitiCapital .............................        (3)         8         NM         16         64        (75)
                                                ------------------               ------------------
Corporate and Investment Bank ..............        919        904          2      1,931      2,181        (11)
Emerging Markets Corporate Banking and
  Global Transaction Services................       467        345         35        923        685         35
Commercial Lines Insurance ..................       286        272          5        564        519          9
                                                ------------------               ------------------
Total Global Corporate ......................     1,672      1,521         10      3,418      3,385          1
                                                ------------------               ------------------

Global Investment Management and Private
  Banking
Citigroup Asset Management ..................        87         91         (4)       182        185         (2)
The Citigroup Private Bank ..................        93         79         18        190        159         19
                                                ------------------               ------------------
Total Global Investment Management and
  Private Banking ...........................       180        170          6        372        344          8
                                                ------------------               ------------------

Investment Activities .......................       227        258        (12)       359        907        (60)
Corporate / Other ...........................      (185)      (193)         4       (402)      (437)         8
                                                ------------------               ------------------
Core Income .................................     3,785      3,341         13      7,445      7,280          2
                                                ------------------               ------------------

Restructuring and Merger Related Items --
  After Tax (A) .............................      (133)        (2)        NM       (213)       (85)        NM
                                                ------------------               ------------------
Income Before Cumulative Effect of
  Accounting Changes ........................   $ 3,652    $ 3,339          9    $ 7,232    $ 7,195          1
Cumulative Effect of Accounting Changes (B) .      (116)      --           NM       (158)      --           NM
                                                ------------------               ------------------
Net Income ..................................   $ 3,536    $ 3,339          6    $ 7,074    $ 7,195         (2)
--------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share:
Core Income .................................   $  0.74    $  0.65         14    $  1.45    $  1.41          3
Income Before Cumulative Effect of Accounting
  Changes ...................................   $  0.71    $  0.65          9    $  1.40    $  1.39          1
Net Income ..................................   $  0.69    $  0.65          6    $  1.37    $  1.39         (1)
--------------------------------------------------------------------------------------------------------------
Core Diluted Earnings Per Share Excl.
  Goodwill Amortization......................   $  0.76    $  0.67         13     $ 1.49    $  1.45          3
==============================================================================================================

(A) Restructuring and merger-related items in the 2001 first quarter related principally to severance and costs associated with the reduction of staff in the Global Corporate businesses, and in the 2001 second quarter related principally to severance and costs associated with the reduction of staff in most businesses.

(B)  Accounting Changes refer to the first quarter 2001 adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative
     Instruments and Hedging Activities," as amended (SFAS 133) and the second quarter 2001 adoption of EITF issue 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in
     Securitized Financial Assets" (EITF 99-20).
--------------------------------------------------------------------------------------------------------------


                                                                                              [Citigroup logo]

--------------------------------------------------------------------------------------------------------------
Core Income Supplemental Disclosure               Second Quarter                     Six Months
                                                ------------------      %        ------------------       %
(In Millions of Dollars)                         2001        2000     Change       2001       2000     Change
--------------------------------------------------------------------------------------------------------------

   Citigroup Emerging Markets (excluding Investment Activities)
   Asia
     Consumer Banking .......................   $   149    $   137          9    $   297    $   276          8
     Corporate ..............................       210        124         69        371        261         42
     Asset Management & Private Banking .....        13         16        (19)        41         38          8
                                                ------------------               ------------------
   Total Asia ...............................       372        277         34        709        575         23
                                                ------------------               ------------------
   Latin America
     Consumer Banking .......................        50         41         22         83        106        (22)
     Corporate ..............................       179        149         20        363        323         12
     Asset Management & Private Banking .....        34         38        (11)        72         68          6
                                                ------------------               ------------------
   Total Latin America ......................       263        228         15        518        497          4
                                                ------------------               ------------------

   Central and Eastern Europe, Middle East
     and Africa
     Consumer Banking .......................        20         14         43         38         29         31
     Corporate ..............................       107         94         14        265        186         42
     Asset Management & Private Banking .....         5         --         NM          9          7         29
                                                ------------------               ------------------
   Total Central and Eastern Europe, Middle
     East and Africa ........................       132        108         22        312        222         41
                                                ------------------               ------------------
   Other ....................................        10         (5)        NM         (8)         2         NM
                                                ------------------               ------------------
   Total Emerging Markets ...................   $   777    $   608         28    $ 1,531    $ 1,296         18
 =================================================================               ==================
   Global Wealth Management
   Private Client ...........................   $   205    $   253        (19)   $   396    $   612        (35)
   Citigroup Asset Management ...............        87         91         (4)       182        185        (2)
   The Citigroup Private Bank ...............        93         79         18        190        159         19
   Global Consumer Investment, Life Insurance
     and Annuity Products....................       362        346          5        710        694          2
                                                ------------------               ------------------
   Total Global Wealth Management ...........   $   747    $   769         (3)   $ 1,478    $ 1,650        (10)
==============================================================================================================
   Global Cards
   North America ............................   $   455        388         17    $   922        768         20
   International ............................       115        124         (7)       241        219         10
                                                ------------------               ------------------
   Total Global Cards .......................   $   570    $   512         11    $ 1,163    $   987         18
==============================================================================================================
   Global Consumer Finance
   North America ............................   $   286    $   205         40    $   498    $   384         30
   International ............................       207        151         37        384        277         39
                                                ------------------               ------------------
   Total Global Consumer Finance ............   $   493    $   356         38    $   882    $   661         33
==============================================================================================================